U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-55912

☒ Form 10-K

For the Annual Period Ended December 31, 2018

Part I          Registrant Information

Full Name of Registrant:     Royale Energy, Inc.

Address of Principal Executive Office

1870 Cordell Court
Suite 210
El Cajon, CA 92020

Part II         Rules 12b-25(b) and (c)

     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b)     The subject Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III        Narrative

The annual report of Royale Energy, Inc. (the “Company”) on Form 10-K for the twelve months ended December 31, 2018, is due to be filed on March 31, 2019. The Company’s management has been informed of a delay in the receipt of PCAOB compliant financial reports from RMX Resources, LLC (“RMX”), and will need time to incorporate the data into its annual report. We expect to complete our financial statements and file our Form 10-K as soon as is reasonably practicable on or prior to April 15, 2019.

Part IV        Other Information

(1)     Name and telephone number of person to contact in regard to this information.

Lee Polson	(512) 499-3600

(2)     Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the merger with Matrix Oil Management Corporation and its affiliates in the first quarter of 2018, and the Subscription and Contribution Agreement with RMX in the second quarter, the combined Company’s assets, liabilities, operations and financial condition will differ significantly from the 2017 financial condition of Royale Energy Funds, Inc. (formerly Royale Energy, Inc., a California corporation and the predecessor to the Company). We expect to report total assets of approximately $21.4 million at December 31, 2018, compared to total assets of Royale Energy Funds, Inc., of about $6.17 million as of December 31, 2017, and a net loss of approximately $22.5 million ($0.52 per share, with approximately 49 million common shares outstanding) for the fiscal year 2018, compared to a net income of approximately $2.4 million ($0.11 per share, with approximately 22 million common shares outstanding) by Royale Energy Funds, Inc., for the fiscal year 2017.

Signatures

 Royale Energy, Inc., has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royale Energy, Inc.

Date: March 28, 2019	/s/ Stephen M. Hosmer
Stephen M. Hosmer, Chief Financial Officer and Secretary